Crédit Agricole Securities (USA) Inc.

Statement of Cash Flows

Year Ended December 31, 2020
(Dollars in Thousands)

Cash flows from operating activities		
Net income	$	44,987
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		13
Deferred tax benefit		1,517
Decrease (increase) in operating assets:		
Financial instruments owned, at fair value		25,222
Securities purchased under agreements to resell		(42,061)
Securities borrowed		19,710
Receivables from brokers, dealers, and clearing organizations		17,553
Receivables from customers		149,567
Other assets		2,225
Increase (decrease) in operating liabilities:		
Short-term bank loans		(173)
Financial instruments sold, not yet purchased, at fair value		(29,131)
Securities sold under agreements to repurchase		(10,431)
Payables to brokers, dealers, and clearing organizations		(156,932)
Payables to customers		(6,503)
Other liabilities and accrued expenses		(11,379)
Net cash provided by operating activities		4,184
Net increase in cash		4,184
Cash at January 1, 2020		24,034
Cash at December 31, 2020	$	28,218
Supplemental cash flow disclosures		
Cash paid during the year for income taxes	$	675
Cash paid during the year for interest	$	20,328

See notes to financial statements.